MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                 Twelve Months          Year
                                     Ended              Ended
                                March 31, 2000   December 31, 1999
                                    (In thousands of dollars)

Earnings Available for
 Fixed Charges:

Net Income per Consolidated
 Statements of Income              $ 84,723          $  84,080

Income Taxes                         49,762             49,310
                                    134,485            133,390

Rents (a)                             2,225              2,018

Interest (b)                         37,781             36,539

Total Earnings Available
 for Fixed Charges                 $174,491          $ 171,947

Preferred Dividend Requirements    $    771          $     772

Ratio of Income Before Income
 Taxes to Net Income                   159%               159%

Preferred Dividend Factor on
 Pretax Basis                         1,226              1,227

Fixed Charges (c)                    40,006             38,557

Combined Fixed Charges and
 Preferred Stock Dividends         $ 41,232          $  39,784

Ratio of Earnings to Fixed
 Charges                               4.4x               4.5x

Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock Dividends         4.2x               4.3x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.
     Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company. In May 1999, the Company purchased the remaining natural gas subject to the repurchase commitment thereby extinguishing the repurchase commitment.

(c)  Represents rents and interest, both as defined above.